October 19, 2005
Ms. Ibolya Ignat
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Erie Family Life Insurance Company Amended Form 10-K for fiscal year ended December 31, 2004 File No. 002-39458
Dear Ms. Ignat:
Erie Family Life hereby submits this additional correspondence in response to the staff’s letter dated October 3, 2005.
The Company acknowledges that:
☐	The Company is responsible for the adequacy and accuracy of the disclosure in the filings,
☐	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and
☐	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
RESPONSES
Form 10-K/A for the fiscal year ended December 31, 2004
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11
Critical Accounting Estimates, page 12
1. Deferred policy acquisition costs (DAC) asset, page 14
2. Insurance Liabilities, page 13
As noted in the June 30, 2005 Form 10-Q, the Company is installing new actuarial valuation systems. These systems will marginally improve the Company’s ability to estimate sensitivity information related to its DAC and insurance liability estimates. As noted in the Company’s August 8, 2005 response to the staff, conducting the type of analysis requested at the current time given system limitations would be impractical. The Company completed its implementation of the valuation system during the 3rd quarter for

FAS 60 products and anticipates the final implementation of its new FAS 97 valuation system during the 4th quarter of 2005. Even with the implementation of these new systems, the type of disclosure proposed below related to hypothetical scenarios that we believe meets the staff’s request, would still impose a substantial burden on the Company. The Company is including an additional disclosure in its 3rd quarter Form 10-Q around recent studies performed as follows:
Company assessment of actuarial assumptions — The Company periodically assesses its recent experience relative to the actuarial assumptions.
The Company recently completed a mortality study covering 1998-2004 for its FAS 60 life insurance products. These results were favorable and indicated that actual claims from mortality were approximately 14% below expected values in the aggregate. Results were comparable between standard and select underwriting classes, which were approximately 15% and 11% below expected, respectively. Prior to 2005, the Company completed simplified reviews of mortality for its universal life insurance products. These reviews, while based on a small number of claims, indicated that claims fell within an acceptable range of expected levels. In 2006, the Company plans to include universal life policies in a more comprehensive mortality study, similar to that completed for traditional life policies in 2005.
The Company recently completed a lapse study for all of its major product groupings. For FAS 60 products the study covered 1998-2004. Lapse rates were lower than expected for large face term, but were higher than expected for ART and permanent plans. Results varied by duration of the contract and by calendar year within the 1998-2004 period studied. For FAS 97 products, results have been favorable, with actual rates less than expected for most product types and policy durations.
The Company’s most recent expense study has shown that due to a combination of decreased sales, additional one-time costs, and increases in operating expenses, unit costs have increased substantially from 2003 to 2004. Although still within industry norms, the Company is attempting to lower these costs and in particular, increase sales. Maintenance costs have increased in part to increases in operating expenses that outpaced growth in policies in force.
In line with the economy, the Company’s yield on its investments decreased in 2004 and increased slightly in 2005. Interest credited to UL and annuity policyholders have been adjusted, thereby maintaining the Company’s investment spread on these contracts. FAS 60 prohibits a lowering of original interest rate assumptions.
Considering the above factors in aggregate, the Company is satisfied that no loss recognition situation exists currently, and that none is expected. The Company will make periodic adjustments to its actuarial assumptions to reflect developing information.
The disclosure below is presented for your review and consideration for future filings. If acceptable to the staff, the Company will consider such detail for filings during the latter half of 2006.
Long term actuarial assumptions are required in order to establish DAC and reserve estimates in the financial statements of the Company. These actuarial assumptions for mortality rates, lapse rates, administrative costs, and investment spreads must be made for many years into the future and vary by product type, policy duration, etc. They are determined after studying past experience and trends as well as making judgments about future events. Differences between actual results from these expected assumptions are accounted for based on product type. UL and annuity products are accounted for under one accounting model (FAS 97) and traditional whole life and term products are accounted for under a second accounting model (FAS 60). The tables below characterize how these differences are recognized in the Company’s financial statements. The examples given are hypothetical, involve a change in one assumption only, and apply generally by line of business. In reality, when one assumption changes other assumptions may change. The tables do not consider multiple assumption changes.
I. UL/Fixed Annuities (FAS 97 Products) — In the computation of DAC, this accounting model requires that during the current accounting period, previously “projected amounts” be replaced by actual experience of the company (i.e. “trued up”). In addition, if due to current trends, the company believes it should revise its future expectations; it should do so by “unlocking” previously made assumptions for the remaining life of all policies. Truing up and unlocking will cause variances in the patterns of recorded DAC amortization. The change in liability for FAS 97 products is not recorded in the Company’s statements of operations, thus, a change in actuarial assumption will not affect FAS 97 product liabilities on the Company’s balance sheet.

HYPOTHETICAL
Long Term Financial
Actuarial	Short Term Financial Statement	Statement
Assumption	Effect	Effect
If mortality (death claims) is higher than expected in current period — net of reinsurance	Then, current profits are lower than previously projected thus reducing DAC amortization in the current period: for example if mortality were 110% of expected in the current year, DAC would increase by $X and death claims would increase by $X2	If the mortality trend is considered permanent, revise future expectation, which would lower future profits and accelerate DAC amortization.
If lapse rates are higher than expected (i.e. higher surrender values paid) in current period	Then, current profits are higher than previously projected due to higher surrender charges partly offset by increased DAC amortization in the current period: for example if lapsation were 110% of expected in the current year, DAC would increase by $Y and income would increase be $Y2	If the lapse trend is considered permanent, revise future expectation, which would increase future profits and decelerate DAC amortization.
If administrative expenses are higher than expected in current period	Then, current profits are lower than previously projected and reduced DAC amortization in the current period: for example if expenses were 110% of expected in the current year, DAC would decrease by $Z and expenses would increase by $Z2	If the expense trend is considered permanent, revise future expectation, which would lower future profits and accelerate DAC amortization.

HYPOTHETICAL
Long Term Financial
Actuarial	Short Term Financial Statement	Statement
Assumption	Effect	Effect
If earned investment spreads are lower than expected in current period	Then, current profits are lower than previously projected reducing DAC amortization in the current period: for example if the rate earned on investments decreased by 10 b.p. in the current year, DAC would increase by $AA and revenue would decrease by $AA2	If the investment spread trend is considered permanent, revise future expectation, which would lower future profits and accelerate DAC amortization.

A change in the assumption opposite that presented in the table will reverse the immediate and long term implications indicated above. Changes in assumptions under FAS 97 effects DAC only as policy liabilities for fixed annuities and universal life under FAS 97 are recorded generally at levels equal to policyholder account balances.
II. Traditional Life Products (FAS 60 Products) — This accounting model requires the continued use of assumptions set at policy issue date for the entire lifetime of the policies unless a loss recognition situation arises. There are other significant differences such as revenue recognition between the two models that are discussed elsewhere in this statement.

HYPOTHETICAL
Long Term Financial
Actuarial	Short Term Financial Statement	Statement
Assumption	Effect	Effect
If mortality (death claims) is higher than expected in current period-net of reinsurance	Then, higher claims reduce current profits. Less significant is the write-off of the associated DAC and reserve. For example, if mortality were 110% of expected, the net pre-tax profit impact would be an $X reduction.	None unless this is considered a permanent trend and causes a loss recognition situation
If lapse rates are higher than expected (i.e. higher surrender values paid) in current period	Then, higher surrender benefits reduce current profits. The associated reserve and DAC is also released. For example, if lapses were 110% of expected in the current period, net profits would be reduced by $Y.	Same (however less DAC remains to be amortized in the future)
If administrative expenses are higher than expected in current period	Then, higher expenses reduce current profits. There is no impact on reserves or DAC. For example, if expenses were 110% of expected in the current period, profits would be reduced by $Z.	None unless this is considered a permanent trend and causes a loss recognition situation

HYPOTHETICAL
Long Term Financial
Actuarial	Short Term Financial Statement	Statement
Assumption	Effect	Effect
If earned investment spreads are lower than expected in current period	Then, lower investment income reduces current profits. For example, if the rate earned on investments decreased by 10 b.p., profits would decrease by $AA2	None unless this is considered a permanent trend and causes a loss recognition situation

A change in assumption opposite that presented in the table will reverse the immediate and long term implications indicated above, except that favorable variances would not cause a loss recognition event.
3. Results of Operations, page 15
Revenues, page 15
New language was incorporated into the Company’s December 31, 2004 Form 10-K/A to further describe the reason for the decline in Annuity deposits and to discuss the fact that the decline in volume does not indicate a known trend that is reasonably likely to have a material effect on financial condition or operating performance of the business. No such description of this type of trend is considered warranted.
It is unclear what is requested relative to a discussion of the effect of our “process review”? Our letter of July 18, 2005 noted that management is in the process of revising some of its traditional life products. The disclosure of that product review is included in Form 10-Q/A for the quarter ended March 31, 2005, on page 18 in the first paragraph under ‘Analysis of Policy Revenue’, as indicated in the Company’s July 18th letter.
Financial Statements, page 30
4. Note 4. Investments, page 42
In its future filings, the Company will update its financial disclosure regarding its securities lending activities to clarify the Company’s lending activities. Our future filing will include the following language in place of the existing disclosure:
The Company participates in securities lending programs that comply with state insurance department regulatory requirements whereby marketable securities in its investment portfolio are transferred to independent brokers or dealers based on, among other things, their creditworthiness in exchange for collateral initially equal to at least 102% of the value of the securities on loan and is thereafter maintained at a minimum of 100% of the market value of the securities loaned. The market value of the securities on loan to each borrower is monitored daily and the borrower is required to deliver additional collateral if the market value of the collateral falls below 100% of the market value of the securities on loan. The Company maintains full ownership rights to the securities loaned and accordingly the loaned securities are classified as investments. Under the guidance provided in SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, the Company recognizes the collateral as an asset under “securities lending collateral” on its balance sheet and the Company records a corresponding liability for the obligation to return the collateral to the borrower under “securities lending collateral”.

Regarding cash flow presentation, SFAS 140 paragraph 94 states “The transferor of securities being ‘loaned’ accounts for cash received in the same way whether the transfer is accounted for as a sale or a secured borrowing.” The Company interprets this statement to mean, collateral received, because of its securities lending activities, would be treated similarly to sale transactions of investment holdings. Sale of investment holdings by the Company are accounted for as investing activities. The intent of the Company in participating in securities lending program is an extension of its investment activities and the economic substance of receiving and returning securities lending collateral are viewed by the Company as investing activities and not financing activities.

Sincerely,
/s/ Philip A. Garcia
Philip A. Garcia Executive Vice President & Chief Financial Officer